
Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.7B	$8.8B	117,667	179.4M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED